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                                                                            news

                 TEFRON ANNOUNCES SALE OF SHARES BY SHAREHOLDERS


MISGAV, ISRAEL, MAY 9, 2006 -- Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM) active wear, today announced that it had been informed that Tefron's major shareholders, Norfet Limited Partnership (which is controlled by FIMI Opportunity Fund L.P. and by FIMI Israel Opportunity Fund L.P.) and Macpell Industries Ltd., and Tefron's Chief Executive Officer, Yos Shiran, had sold an aggregate of 2 million of their ordinary shares to Clal Finance Bitucha Ltd. for a price of NIS 53.34 (approximately $12) per share. Of the 2 million shares sold, 1,050,000 shares were sold by Norfet Limited Partnership, 800,000 shares were sold by Macpell Industries Ltd. and 150,000 shares were sold by Yos Shiran following his exercise of 150,000 options to acquire shares.


ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


COMPANY CONTACT                        IR CONTACT
---------------                        ----------

Asaf Alperovitz                        Ehud Helft / Kenny Green
Chief Financial Officer                G.K. Investor Relations
+972-4-9900803                         1 866 704 6710
AASAF@TEFRON.COM                       EHUD@GKIR.COM / KENNY@GKIR.COM